UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 28, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

General Motors Company

File No. 001-34960- CF#29221

General Motors Company submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from an Exhibit to a Form 8-K filed on March 5, 2012.

Based on representations by General Motors Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through February 28, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel